[Letterhead of Sybase, Inc.]
November 19, 2008
Via EDGAR
Kari Jin
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
Re:	Sybase, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed on February 29, 2008 File No. 001-16493
Dear Mr. Jin:
Per our telephone conversation today, we are requesting an extension through December 12, 2008 for our response to the comments set forth in Kathleen Collins letter of November 13, 2008 to Sybase’s Chairman of the Board, John Chen.
Sincerely,
/s/ Dan Cohen

Dan Cohen
Corporate Counsel